NISCAYAH

82-35019

31 August 2009

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
USA

09046938

SUPPL

Please find enclosed information required by Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Best Regards

Else Trägårdh

Else Trägårdh
Investor Relations
Niscayah

Telephone: +46 (0)10 458 80 80
Mobile: +46 70 560 76 72
E-mail:else.tragardh@niscayah.com

dlw 9/11

NISCAYAH

INTERIM REPORT JANUARY-JUNE 2009

- Sales increased by **5 percent** to **MSEK 3,919 (3,744)** and the organic sales growth amounted to **-10 percent (5)**.
- Sales of services increased by **15 percent** to **MSEK 1,653 (1,440)**.
- Operating income (EBIT) increased by **24 percent** and amounted to **MSEK 273 (221)**, which resulted in an operating margin (EBIT) of **7.0 percent (5.9)**.
- Income before tax increased by **53 percent** to **MSEK 255 (167)**. Foreign exchange rate effects impacted financial net by **MSEK 13 (-7)**.
- Net income increased by **54 percent** to **MSEK 178 (116)** and earnings per share increased to **SEK 0.49 (0.32)**.
- The operating cash flow amounted to **MSEK 370 (372)**.

COMMENTS FROM THE CEO, JUAN VALLEJO

During the second quarter we saw a continued weak market which was characterized by price pressure. Our efforts to further develop the service offering are continuing and sales of services have increased by 15 percent during the period, which impacted the gross margin positively. The restructuring program that commenced during the fourth quarter 2008 is working better than expected. Employee-related costs of a non-recurring nature corresponding to MSEK 13 were charged during the second quarter in order to further improve operational efficiency and to adapt capacity and costs to prevailing market conditions. Annual savings from all measures initiated are expected to amount to approximately MSEK 400. Niscayah prioritizes margins and stable cash flows.

Financial overview – The Group

MSEK	Jan-Jun 2009	Jan-Jun 2008	Apr-Jun 2009	Apr-Jun 2008	Rolling 12 months[1]	Jan-Dec 2008[1]
Sales	3,919	3,744	1,917	1,947	8,183	8,009
Sales growth, %	*5*	*8*	*-2*	*8*	*8*	*10*
Organic sales growth, %	*-10*	*5*	*-13*	*4*	*-4*	*3*
Gross income	1,332	1,267	662	660	2,760	2,695
Gross margin, %	*34.0*	*33.8*	*34.5*	*33.9*	*33.7*	*33.7*
Selling and administrative expenses	-1,043	-1,035	-512	-532	-2,140	-2,132
Selling and administrative expenses, margin, %	*26.6*	*27.6*	*26.7*	*27.3*	*26.1*	*26.6*
EBITDA	383	321	196	173	811	748
EBITDA margin, %	*9.8*	*8.6*	*10.2*	*8.9*	*9.9*	*9.3*
Operating income before amortization (EBITA)	289	232	150	128	620	563
EBITA margin, %	*7.4*	*6.2*	*7.8*	*6.6*	*7.6*	*7.0*
Operating income (EBIT)	273	221	142	121	590	537
Operating margin (EBIT), %	*7.0*	*5.9*	*7.4*	*6.2*	*7.2*	*6.7*
Net financial items	-18	-53	-8	-17	-102	-138
Income before tax	255	167	134	105	488	399
Net income	178	116	94	72	388	326
Earnings per share, SEK	0.49	0.32	0.26	0.20	1.06	0.89
Return on capital employed, %	-	-	-	-	*16*	*14*
Return on equity, %	-	-	-	-	*18*	*15*

[1]Excluding costs of the restructuring program, MSEK 275 and impairment losses of goodwill, MSEK 490

The Group, sales per quarter


MSEK
2 500
2 000
1 500
1 000
Q1-07
Q2-07
Q3-07
Q4-07
Q1-08
Q2-08
Q3-08
Q4-08
Q1-09
Q2-09

The Group, Operating income before amortization (EBITA) and EBITA margin per quarter


MSEK
250
200
150
100
50
12%
11%
10%
9%
8%
7%
6%
5%
4%
Q1-07
Q2-07
Q3-07
Q4-07
Q1-08
Q2-08
Q3-08
Q4-08
Q1-09
Q2-09

Sales

JANUARY-JUNE 2009

Sales during the period increased by 5 percent to MSEK 3,919 (3,744), of which, organic sales growth amounted to -10 percent (5).

Sales of services increased by 15 percent to MSEK 1,653 (1,440), of which, organic sales growth of services amounted to 0 percent (3).

The sales mix between sales of implementation projects and sales of services has changed during the period, of which, the share of services amounted to 42 percent (38).

Sales have been positively impacted during the period by changes in exchange rates amounting to MSEK 415 (-57).

APRIL-JUNE 2009

During the second quarter, sales decreased by 2 percent and amounted to MSEK 1,917 (1,947), of which, organic sales growth amounted to -13 percent (4).

Sales of services increased during the second quarter by 11 percent to MSEK 820 (741), of which, organic sales growth of services amounted to -2 percent (2).

Due to the weak market, sales during the second quarter did not follow the same pattern as previously, of being stronger than during the first quarter, which can be seen on the above sales chart. The weak market is primarily affecting sales of implementation projects, which have decreased by 9 percent during the second quarter. The sales mix between sales of implementation projects and sales of services has changed during second quarter, of which, the share of services amounted to 43 percent (38).

Sales were positively impacted during the quarter by changes in exchange rates amounting to MSEK 187 (-30).

Income

JANUARY-JUNE 2009

Operating income before amortization (EBITA) increased by 25 percent to MSEK 289 (232) and the EBITA margin increased to 7.4 percent (6.2) driven by a higher gross margin of 34 percent (33.8) and a lower margin in respect of selling and administrative expenses which amounted to 26.6 percent (27.6). Personnel-related costs of a non-recurring nature of approximately MSEK 13 impacted the EBITA margin negatively during the period by 0.3 percent.

Operating income (EBIT) increased by 24 percent to MSEK 273 (221) and operating margin (EBIT) increased to 7.0 percent (5.9).

Operating income (EBIT) was impacted positively during the period by changes in exchange rates amounting to MSEK 21 (0.3).

Financial net during the period amounted to MSEK -18 (-53). Changes in exchange rate effects impacted financial net by MSEK 13 (-7).

Income before tax increased by 53 percent to MSEK 255 (167).

Net income increased by 54 percent during the period and amounted to MSEK 178 (116).

APRIL-JUNE 2009

Operating income before amortization (EBITA) increased by 17 percent to MSEK 150 (128) during the second quarter and the EBITA margin increased to 7.8 percent (6.6) driven by a higher gross margin of 34.5 percent (33.9) and a lower margin in respect of selling and administrative expenses which amounted to 26.7 percent (27.3). Employee-related costs of a non-recurring nature of approximately MSEK 13 impacted the EBITA margin negatively during the second quarter by 0.7 percent.

Operating income before amortization (EBITA) and the EBITA margin follow Niscayah's normal seasonal pattern where the second quarter is stronger than the first. This is despite an Easter effect with fewer working days and a weak market.

Operating income (EBIT) increased by 17 percent to MSEK 142 (121) during the second quarter and the operating margin (EBIT) increased to 7.4 percent (6.2).

Operating income (EBIT) was positively impacted during the second quarter by changes in exchange rates amounting to MSEK 10 (-0.4).

Financial net during the second quarter amounted to MSEK -8 (-17). Changes in exchange rates have impacted the financial net by MSEK 3 (2) and arise from the volatile euro and US dollar exchange rates in relation to the Swedish krona during the second quarter.

Income before tax increased during the second quarter by 28 percent to MSEK 134 (105).

Net income for the second quarter increased by 30 percent and amounted to MSEK 94 (72).

Return on capital employed

The Group's return on capital employed was 16 percent (14 percent as of December 31, 2008). The Group's capital employed amounted to MSEK 3,713 as of June 30, 2009 (MSEK 3,734 as of December 31, 2008).

Niscayah's share

Earnings per share during the period amounted to SEK 0.49 SEK (0.32) corresponding to an increase of 53 percent. Equity per share on June 30, 2009 was SEK 5.63 (6.32) and the share price was SEK 11.70 (13.10). The total number of outstanding shares is unchanged since the listing and amounted to 365,058,897 as of June 30, 2009.

Financial goals

Niscayah has two main financial goals:

An average yearly sales growth of more than 10 percent, including acquisitions

An average yearly return on capital employed to exceed 20 percent

As of June 30, 2009, sales growth amounted to 5 percent (adjusted for exchange rates -10 percent) and return on capital employed amounted to 16 percent.

The long-term financial goals are target figures over an entire business cycle.

Outlook

During 2009 margins are prioritized over growth. The market is expected to be characterized by continued weak demand.

The segments

Mainland Europe

The share of services increased by 7 percent and amounted to 44 percent of the segment's total sales during the second quarter. The Nordic operations continue to perform well. The market in the segment continues to be weak, particularly in the Southern parts of Europe, meaning that projects are being deferred to a future date. The restructuring program is working better than expected. Furthermore, employee-related costs of a non-recurring nature of MSEK 11 were charged during the second quarter.

Mainland Europe, sales per quarter


MSEK
2000
1750
1500
1250
1000
Q1-07
Q2-07
Q3-07
Q4-07
Q1-08
Q2-08
Q3-08
Q4-08
Q1-09
Q2-09

Mainland Europe, Operating income before amortization (EBITA) and EBITA margin per quarter


MSEK
250
200
150
100
50
14%
12%
10%
8%
6%
4%
Q1-07
Q2-07
Q3-07
Q4-07
Q1-08
Q2-08
Q3-08
Q4-08
Q1-09
Q2-09

MSEK	Jan-Jun 2009	Jan-Jun 2008	Apr-Jun 2009	Apr-Jun 2008	Jan-Dec 2008
Sales	3,071	2,905	1,520	1,537	6,172
Sales growth, %	*6*	*12*	*-1*	*13*	*13*
Sales of services	1,352	1,218	675	630	2,587
Sales growth of services, %	*11*	*9*	*7*	*9*	*12*
Operating income before amortization (EBITA)	325	273	167	154	591
EBITA margin, %	*10.6*	*9.4*	*11.0*	*10.0*	*9.6*
Operating income (EBIT)	316	267	163	150	576
Operating margin (EBIT), %	*10.3*	*9.2*	*10.7*	*9.8*	*9.3*

JANUARY-JUNE 2009

Sales increased by 6 percent to MSEK 3,071 (2,905), of which -7 percent was organic growth. Sales of services increased by 11 percent during the period and amounted to MSEK 1,352 (1,218), of which, -2 percent was organic growth.
The sales mix between sales of implementation projects and sales of services has changed during the period, of which the share of services amounted to 44 percent (42).
The EBITA margin amounted to 10.6 percent (9.4). Employee-related costs of a non-recurring nature of approximately MSEK 11 impacted the EBITA margin negatively during the period by 0.3 percent.
Changes in exchange rates have resulted in a positive currency effect of MSEK 268 on sales and MSEK 19 on operating income (EBIT) compared with the same period of the previous year.

APRIL-JUNE 2009

Sales decreased by 1 percent to MSEK 1,520 (1,537), of which -11 percent was organic growth.
Sales of services increased by 7 percent during the quarter and amounted to MSEK 675 (630), of which, -3 percent was organic growth. Sales of implementation projects decreased by 8 percent during the quarter which resulted in weakened sales growth.
The sales mix between sales of implementation projects and sales of services has changed during the period, of which the share of services amounted to 44 percent (41).
The EBITA margin amounted to 11.0 percent (10.0). Operating income before amortization (EBITA) and the EBITA margin for the quarter follow Niscayah's normal seasonal pattern where the earnings trend is stronger during the second quarter than in the first quarter. The employee-related costs of a non-recurring nature of approximately MSEK 11 impacted the EBITA margin negatively during the quarter by 0.7 percent.
Changes in exchange rates have resulted in a positive currency effect of MSEK 123 on sales and MSEK 9 on operating income (EBIT) compared with the same quarter of the previous year.

US/UK/Ireland

The share of services increased by 31 percent and accounted for 37 percent of the total sales during the second quarter. The market in the segment continues to be weak, particularly within implementation projects. The restructuring program is working better than expected. Furthermore, employee-related costs of a non-recurring nature of MSEK 2 were charged during the second quarter.

US/UK/Ireland's sales per quarter


MSEK
600
500
400
300
Q1-07
Q2-07
Q3-07
Q4-07
Q1-08
Q2-08
Q3-08
Q4-08
Q1-09
Q2-09

US/UK/Ireland's Operating income before amortization (EBITA) and EBITA margin per quarter


MSEK
55
45
35
25
15
5
-5
11%
9%
7%
5%
3%
1%
-1%
Q1-07
Q2-07
Q3-07
Q4-07
Q1-08
Q2-08
Q3-08
Q4-08
Q1-09
Q2-09

MSEK	Jan-Jun 2009	Jan-Jun 2008	Apr-Jun 2009	Apr-Jun 2008	Jan-Dec 2008
Sales	816	812	386	395	1,774
Sales growth, %	*0*	*-4*	*-2*	*-9*	*2*
Sales of services	300	222	145	111	483
Sales growth of services, %	*35*	*-4*	*31*	*-9*	*5*
Operating income before amortization (EBITA)	15	29	8	19	105
EBITA margin, %	*1.8*	*3.6*	*2.2*	*4.7*	*5.9*
Operating income (EBIT)	7	24	5	16	93
Operating margin (EBIT), %	*0.9*	*3.0*	*1.2*	*4.1*	*5.3*

JANUARY-JUNE 2009

Sales amounted to MSEK 816 (812), of which -20 percent was organic growth. Sales of services increased by 35 percent during the period and amounted to MSEK 300 (222), of which, 7 percent was organic growth.

The sales mix between sales of implementation projects and sales of services has changed during the period, of which, the share of services amounted to 37 percent (27).

The EBITA margin amounted to 1.8 percent (3.6). Employee-related costs of a non-recurring nature of approximately MSEK 2 impacted the EBITA margin negatively during the period by 0.3 percent.

Changes in exchange rates have resulted in a positive currency effect of MSEK 141 on sales and a positive currency effect of MSEK 3 on operating income (EBIT) compared with the previous year.

APRIL-JUNE 2009

Sales decreased by 2 percent to MSEK 386 (395), of which -21 percent was organic growth.

Sales of services increased by 31 percent during the quarter and amounted to MSEK 145 (111), of which, 5 percent was organic growth. Sales of implementation projects decreased by 11 percent during the quarter which resulted in weakened sales growth.

The sales mix between sales of implementation projects and sales of services has changed during the period, of which the share of services amounted to 37 percent (28).

The EBITA margin amounted to 2.2 percent (4.7). Operating income before amortization (EBITA) and the EBITA margin for the second quarter follow Niscayah's normal seasonal pattern where the earnings trend is stronger during the second quarter than in the first quarter. The employee-related costs of a non-recurring nature of approximately MSEK 2 impacted the EBITA margin negatively during the quarter by 0.4 percent.

Changes in exchange rates have resulted in a positive currency effect of MSEK 61 on sales and MSEK 2 on operating income (EBIT) compared with the same quarter of the previous year.

Restructuring program

A restructuring program commenced during the fourth quarter 2008 with the aim of improving profitability and to counter a decreased demand, particularly in the part of the business covering implementation projects. The measures to reduce costs are working better than expected. Employee-related costs of a non-recurring nature corresponding to MSEK 13 were charged during the second quarter in order to further improve operational efficiency and to adapt capacity and costs to prevailing market conditions. Annual savings from all measures initiated are expected to amount to approximately MSEK 400. The cash flow was negatively impacted by costs related to the restructuring program of MSEK 116 (0) during the period.

Other financial information

Financial position

Niscayah's ongoing financing needs and strategic growth are secured by the Group's principal credit facility, Multicurrency Revolving Facility, which amounts to SEK 3 billion in total, of which MSEK 760 has a remaining term of slightly more than two years and MSEK 2,240 a remaining term of slightly more than four years. Outstanding loans under the credit facility amounted to MSEK 1,814 as of June 30, 2009 (MSEK 1,996 as of December 31, 2008) and are utilized in Swedish kronor, euro and US dollars.

The Group's net debt as of June 30, 2009 amounted to MSEK 1,651 (MSEK 1,798 as of December 31, 2008) and equity amounted to MSEK 2,062 (MSEK 1,937 as of December 31, 2008).

During the first half year 2009 the Group's financial net amounted to MSEK -18 (-53) of which effects from changes in exchange rates in relation to the Swedish krona impacted the financial net positively by MSEK 13 (-7). The Group's interest rate exposure, which relates to the Group's credit facility, is managed by the use of interest rate swap agreements and whose valuation effects are included in the Group's net interest income. As of June 30, 2009, the average fixed interest term was 19.8 months.

Operating cash flow (including costs of the restructuring program)

MSEK	Jan-Jun 2009	Jan-Jun 2008	Apr-Jun 2009	Apr-Jun 2008	Jan-Dec 2008
Operating income before amortization (EBITA)	289	232	150	128	288
Investments in non-current assets	*-79*	*-90*	*-37*	*-39*	-167
Reversal of depreciation and amortization	94	89	46	45	185
Net investments in non-current assets	*15*	-1	*9*	*6*	18
Change in operating capital employed	-66	141	-30	71	381
Operating cash flow	*370*	*372*	*129*	*205*	687
Operating cash flow as % of operating income bef. amortization (EBITA)	128	160	86	160	239

The operating cash flow for the period exceeds the corresponding period of the previous year, but has been negatively impacted by costs related to the restructuring program of MSEK 116 MSEK (0) that are included in the operating capital employed. The operating cash flow for the period amounted to MSEK 370 (372). During the second quarter the operating cash flow amounted to MSEK 129 (205) and has been negatively impacted by costs related to the restructuring program of MSEK 42 (0).

Investments, depreciation and amortization

Investments in operational non-current assets decreased during the first half year and amounted to MSEK 79 (90), of which MSEK 36 (70) were in property, plant and equipment. During the second quarter, investments in operational non-current assets amounted to MSEK 37 (39), of which MSEK 20 (28) were in property, plant and equipment. Depreciation and amortization of operational non-current assets increased during the first half year and amounted to MSEK 94 (89), of which MSEK 76 (74) was in property, plant and equipment. Depreciation and amortization of operational non-current assets during the second quarter amounted to MSEK 46 (45), of which MSEK 37 (38) was in property, plant and equipment.

Acquisitions

The Group completed an acquisition which was consolidated during the period.

Included as of	Company	Participating interest	Sales 2008	Employees[1]	Segment
January 7, 2009	Secuvision, Holland	100%	MSEK 16	7	Mainland Europe

[1]On the acquisition date

The acquisition has made a marginal contribution to sales and operating income during the period. For more information, see page 12.

Employees

The average number of employees during the first half year was 5,743 (6,270 as of December 31, 2008), of whom 7 had been employed in acquired companies.

The average number of employees during the second quarter was 5,610 (6,281 as of the second quarter 2008).

Tax

The tax expense for the first half year amounted to MSEK 77 (52) based on an annual tax rate of 30.3 percent (30.8).

The Parent Company

Net sales for Niscayah Group AB during the first half year amounted to MSEK 86 (80). Income after net financial items during the first half year amounted to MSEK 69 (125). Cash and cash equivalents amounted to MSEK 87 (MSEK 123 as of December 31, 2008). During the first half year, the Parent Company invested MSEK 0 (360) in shares in subsidiaries and MSEK 10 (4) in other non-current assets.

Significant risks and uncertainties

Niscayah is, as an international Group, exposed to both business (operational) risks as well as financial risks. All risk management is managed in line with policies and guidelines adopted by the board defining the responsibility and mandate and with the overall objective of establishing risk awareness and preventive measures via effective processes and internal control. The goal is to minimize both financial income effects as well as business-related losses and to primarily protect customers, employees and other stakeholders.

The Group's business risk exposure is primarily attributable to risks in customer assignments such as credit risks and liability risks in connection with the accomplishment of the assignment. The Group's business risk management is conducted on the basis of an overall risk analysis model focusing on important aspects of contract management as well as the entire business cycle. Insurance solutions are utilized to minimize any negative financial effects that may arise from indemnifications particularly related to liability issues, as well as property damage.

The financial risk exposure mainly consists of foreign exchange risk, interest rate risk, liquidity risk and refinancing risks in connection with the Group's financing and transactions related to the operation. Financial hedging measures (interest and foreign exchange derivative transactions) are only executed with counterparties where ISDA agreements (netting agreements) are established. As a consequence of the prevailing market conditions there is a considerable focus on credit risk management and exposure to both financial counterparties and customers.. During the period, Niscayah had no outstanding financial positions to banks with credit ratings outside the established mandate or significant doubtful debts and bad debts.

Besides Niscayah's general risk exposure and as a result of the global financial crisis, the current market situation Niscayah expects an impact on the demand for services, particularly within implementation projects. Otherwise, no further significant risks have been identified since the publication of the 2008 Annual Report. For additional information about Niscayah's risk exposure and risk management refer to Note 3 in the 2008 Annual Report.

Transactions with related parties

No transactions between Niscayah and related parties significantly impacting the Company's financial position and income have taken place during the period.

OTHER INFORMATION

Accounting principles

Niscayah applies international accounting principles, International Financial Reporting Standards (IFRS), as adopted by the EU. This interim report has been prepared for the Group in accordance with IAS 34 Interim Financial Reporting and according to the Swedish Financial Reporting Board's recommendation RFR 1.2, Supplementary Accounting Rules for Groups. The financial position of the Parent Company has been prepared in accordance with the Swedish Annual Accounts Act and with the Swedish Financial Reporting Board's recommendation RFR 2.2, Accounting for Legal Entities.

A large number of amendments of existing standards, new interpretations and a new standard (IFRS 8) have become effective as of January 1, 2009. As far as Niscayah is concerned the following issued standards and interpretations that became effective on January 1, 2009 are deemed relevant for the presentation of the financial statements and the accounting principles.

IFRS 8, Operating segments replaces IAS 14 Segment reporting. The new standard deals with reporting of segments and means that the segment information shall be presented on the basis of a management approach. Niscayah's segment information is already based on the internal reporting to the management, which is why the application of IFRS 8 does not imply any change in the Group's reportable segments.

IAS 1, Presentation of Financial Statements

The amendment of this standard means a change in how the financial statements shall be presented. In accordance with IAS 1, Niscayah has opted to present consolidated comprehensive income divided into two statements, an income statement and a statement of other comprehensive income. Furthermore, the statement of consolidated changes in equity only includes transactions with the owners.

In other respects, Niscayah continues to apply the same accounting principles and valuation methods as described in the Annual Report for 2008.

Future reporting dates during 2009

November 3, 2009	Interim Report January-September 2009

For further information please contact:

Juan Vallejo, CEO and President	+46 10 458 8000
Håkan Gustavson, CFO	+46 10 458 8000
Else Trägårdh, Investor Relations	+46 10 458 8080

Niscayah Group AB (publ.) is a world leading security partner offering complete security solutions for clients with high security demands within market segments such as banking and finance, industry, defense, healthcare and retail. Niscayah's services are based on modern technology and include access control, video surveillance, intrusion protection and fire alarm systems. www.niscayah.com

Niscayah Group AB discloses the information provided herein pursuant to the Swedish Securities Markets Act and/or the Swedish Financial Instruments Trading Act. This information was submitted for publication on July 29, 2009 at 08.30.

CERTIFICATION

The Board of Directors and the CEO certify that the undersigned first six month report provides a true and fair overview of the Group's and the Parent Company's operations, their financial position and performance as well as describing material risks and uncertainties facing the Parent Company and other companies in the Group.

Stockholm, July 29, 2009.
Niscayah Group AB (publ.)

Jorma Halonen Chairman of the Board	Carl Douglas Member of the Board	Tomas Franzén Member of the Board
Eva Lindqvist Member of the Board	Anders Böös Member of the Board	Ulrik Svensson Member of the Board
Laila Lindberg Employee representative	Mikael Olsson Employee representative	Juan Vallejo Member of the Board CEO and President

This report has not been the subject of an audit by the Company's auditors.

Consolidated income statement in summary

MSEK	Jan-Jun 2009	Jan-Jun 2008	Apr-Jun 2009	Apr-Jun 2008	Jan-Dec 2008
Sales	**3,918.5**	**3,744.4**	**1,916.6**	**1,946.9**	**8,009.0**
Cost of goods sold[1]	-2,586.7	-2,477.3	-1,254.7	-1,287.3	-5,401.1
Gross income	**1,331.8**	**1,267.1**	**661.9**	**659.6**	**2,607.9**
Selling and administrative expenses[1]	-1,042.9	-1,035.1	-512.3	-531.7	-2,320.0
EBITA	**288.9**	**232.0**	**149.6**	**127.9**	**287.9**
Amortization and impairment of acquisition related intangible assets	-15.8	-11.4	-7.8	-6.4	-516.2
Operating income (EBIT) after impairment	**273.1**	**220.6**	**141.8**	**121.4**	**-228.3**
Financial income and expenses[2]	-17.8	-53.4	-8.3	-16.7	-137.8
Income before tax	**255.3**	**167.2**	**133.5**	**104.7**	**-366.1**
Tax	-77.3	-51.6	-39.7	-32.5	-73.6
Net income for the period	**178.0**	**115.6**	**93.8**	**72.1**	**-439.7**
Of which attributable to;					
Shareholders in the Parent Company	177.4	115.1	93.5	71.9	-440.4
Minority interests	0.6	0.5	0.3	0.2	0.7
Earnings per share before dilution, SEK	0.49	0.32	0.26	0.20	-1.21
Earnings per share after dilution, SEK	0.49	0.32	0.26	0.20	-1.21

[1]Of which depreciation and amortization;					
Property, plant and equipment	-76.3	-73.6	-37.1	-37.5	-151.8
Intangible assets (excluding amortization of acquisition related intangible assets)	-18.0	-15.0	-9.4	-7.6	-33.2
Total depreciation and amortization (excluding amortization of acquisition related intangible assets)	**-94.3**	**-88.6**	**-46.5**	**-45.1**	**-185.0**
[2]Financial income and expenses					
Net interest income	-30.9	-46.5	-11.1	-18.6	-126.0
Currency effects (net)	13.1	-6.9	2.8	1.9	-11.8
Total financial income and expenses	**-17.8**	**-53.4**	**-8.3**	**-16.7**	**-137.8**

Consolidated statement of comprehensive income

MSEK	Jan-Jun 2009	Jan-Jun 2008	Apr-Jun 2009	Apr-Jun 2008	Jan-Dec 2008
Net income	178.0	115.6	93.8	72.1	-439.7
Actuarial gains and losses	-	-	-	-	-21.0
Exchange rate differences	57.4	-113.4	8.8	17.9	86.2
Other comprehensive income for the period, net after tax	57.4	-113.4	8.8	17.9	65.2
Total comprehensive income for the period	235.4	2.2	102.6	90.0	-374.5
Total comprehensive income attributable to:					
The Parent Company's shareholders	234.8	1.7	102.3	89.7	-376.2
Minority interest	0.6	0.5	0.3	0.3	1.7

Consolidated balance sheet in summary

MSEK	June 30, 2009	June 30, 2008	Dec 31, 2008
ASSETS			
Non-current assets			
Intangible assets	2,760.0	2,971.4	2,655.9
Property, plant and equipment	348.5	384.5	381.7
Deferred tax assets	82.7	49.0	103.9
Financial assets	6.9	1.4	6.7
Other receivables	19.7	15.8	20.8
Total non-current assets	**3,217.8**	**3,422.1**	**3,169.0**
Current assets			
Inventories	286.1	283.5	315.4
Accounts receivable and other receivables	2,687.0	2,683.0	3,032.3
Derivative instruments	-	16.5	0.3
Cash and cash equivalents	320.2	367.7	356.4
Total current assets	**3,293.3**	**3,350.7**	**3,704.4**
TOTAL ASSETS	**6,511.1**	**6,772.8**	**6,873.4**

EQUITY	June 30, 2009	June 30, 2008	Dec 31, 2008
Capital and reserves attributable to the Parent Company's shareholders	2,054.4	2,307.0	1,929.1
Minority interest	8.0	6.2	7.4
Total shareholders' equity	**2,062.4**	**2,313.2**	**1,936.5**
LIABILITIES			
Non-current liabilities			
Borrowing	1,853.4	2,127.6	2,038.8
Other interest-bearing liabilities	4.0	4.0	4.0
Deferred tax liabilities	161.4	142.4	160.4
Provisions for pensions	93.7	60.0	95.4
Other liabilities	0.0	0.4	0.0
Other provisions	69.7	29.9	89.8
Total non-current liabilities	**2,182.2**	**2,364.3**	**2,388.4**
Current liabilities			
Borrowing	53.9	49.0	54.1
Other interest-bearing liabilities	47.8	40.4	48.9
Accounts payable and other liabilities	2,072.9	2,005.9	2,254.1
Derivative instruments	18.7	-	15.2
Other provisions	73.2	-	176.2
Total current liabilities	**2,266.5**	**2,095.3**	**2,548.5**
TOTAL EQUITY AND LIABILITIES	**6,511.1**	**6,772.8**	**6,873.4**

Consolidated statement of changes in equity

Equity attributable to the Parent Company's shareholders

MSEK	Share capital	Other paid-up capital	Translation reserve	Retained earnings	Total	Minority interest	Total shareholders' equity
Opening balance as at January 1, 2008	365.1	0.1	33.9	2,088.7	2,487.8	5.7	2,493.5
Total comprehensive income for the period	-	-	-113.4	115.1	1.7	0.5	2.2
Dividend	-	-	-	-182.5	-182.5	-	-182.5
Closing balance as at June 30, 2008	**365.1**	**0.1**	**-79.5**	**2,021.3**	**2,307.0**	**6.2**	**2,313.2**
Opening balance as at January 1, 2009	365.1	0.1	119.1	1,444.8	1,929.1	7.4	1,936.5
Total comprehensive income for the period	-	-	57.4	177.4	234.8	0.6	235.4
Dividend	-	-	-	-109.5	-109.5	-	-109.5
Closing balance as at June 30, 2009	**365.1**	**0.1**	**176.5**	**1,512.7**	**2,054.4**	**8.0**	**2,062.4**

CONSOLIDATED CASH FLOW STATEMENT IN SUMMARY

MSEK	Jan-Jun 2009	Jan-Jun 2008	Apr-Jun 2009	Apr-Jun 2008	Jan-Dec 2008
Cash flow before changes in working capital	192.9	150.3	128.7	145.8	450.5
Changes in working capital	159.7	132.8	35.2	0.4	60.3
Cash flow from operating activities	**352.6**	**283.1**	163.9	**146.2**	**510.8**
Cash flow from investing activities	-97.4	-208.3	-36.1	-133.0	-332.2
Of which acquisition of subsidiaries/operations[1]	*-18.5*	*-119.0*	0.3	*-95.6*	*-164.6*
Cash flow from financing activities	-299.1	-104.4	-149.2	-99.9	-251.6
Cash flow for the period	**-43.9**	**-29.6**	-21.4	**-86.7**	**-73.0**
Cash and cash equivalents at beginning of period	356.4	401.9	342.7	452.3	401.9
Cash flow for the period	-43.9	-29.6	-21.4	-86.7	-73.0
Exchange rate differences in cash and cash equivalents	7.7	-4.6	-1.1	2.1	27.5
Cash and cash equivalents at end of period	**320.2**	**367.7**	320.2	**367.7**	**356.4**

[1]Specification of all acquired net assets and goodwill, January – June 2009
Acquisition calculations are subject to final adjustment no later than one year after the date of acquisition.

MSEK	Carrying amounts for acquisitions	Adjustment to fair value	Fair value acquisition balance
Intangible assets	0.0	0.0	0.0
Property, plant and equipment	0.3	0.0	0.3
Accounts receivable	3.5	0.0	3.5
Other assets	3.0	0.0	3.0
Other liabilities	-4.1	0.0	-4.1
Net debt	0.1	0.0	0.1
Identifiable net assets	2.8	0.0	2.8
Goodwill	-	-	15.9
Purchase price	-	-	18.6
Acquisition-related cash and cash equivalents	-	-	-0.1
Total effect on the Group cash and cash equivalents			18.5

Key ratios and other information

	Jan-Jun 2009	Jan-Jun 2008	Apr-Jun 2009	Apr-Jun 2008	Jan-Dec 2008[1]
Sales growth, %	5	8	-2	8	10
Organic sales growth, %	-10	5	-13	4	3
Gross margin, %	34.0	33.8	34.5	33.9	33.7
Selling and administrative expenses, margin, %	26.6	27.6	26.7	27.3	26.6
EBITDA margin, %	9.8	8.6	10.2	8.9	9.3
EBITA margin, %	7.4	6.2	7.8	6.6	7.0
Operating income (EBIT) before impairment losses of goodwill, %	7.0	5.9	7.4	6.2	6.7
Net margin, %	4.5	3.1	4.9	3.7	4.1
Market price at the end of the period, SEK	11.70	13.10	11.70	13.10	6.65
Dividend per share, SEK	-	-	-	-	0.30
Earnings per share, SEK	0.49	0.32	0.26	0.20	0.89
Number of outstanding shares	365,058,897	365,058,897	365,058,897	365,058,897	365,058,897
Average number of shares	365,058,897	365,058,897	365,058,897	365,058,897	365,058,897
Costs for the restructuring program, MSEK	-	-	-	-	-275.6
Impairment losses of goodwill, MSEK	-	-	-	-	-490.0

[1]Excluding costs of the restructuring program and impairment losses of goodwill

	June 30, 2009	June 30, 2008	Dec 31, 2008
Operating capital employed, MSEK	1,107.6	1,285.4	1,204.3
Goodwill, MSEK	2,324.1	2,615.4	2,246.1
Acquisition related intangible assets, MSEK	281.4	247.7	283.7
Capital employed, MSEK	3,713.1	4,148.5	3,734.1
Net debt, MSEK	1,650.7	1,835.4	1,797.6
Equity, MSEK	2,062.4	2,313.2	1,936.5
Return on capital employed, before restructuring costs, %	-	-	14
Return on capital employed, %	-	-	8
Return on equity, before restructuring costs, %	-	-	15
Return on equity, %	-	-	-20
Debt/equity ratio, multiple	0.80	0.79	0.93
Equity/assets ratio, %	32	34	28

For definitions see page 17 and the Annual Report.

THE GROUP'S ORGANIC SALES GROWTH AND EFFECTS OF CHANGES IN EXCHANGE RATES

The calculation of organic sales growth and specification of changes in exchange rates on operating income EBITA and EBIT are presented below:

MSEK	Jan-Jun 2009	Jan-Jun 2008	%
Sales	3,918.5	3,744.4	5
Acquisitions/disposals	-114.0	-	
Exchange rate changes from 2008	-415.4	-	
Organic sales	**3,389.1**	**3,744.4**	**-10**
EBITA			
EBITA	288.9	232.0	25
Exchange rate changes from 2008	-25.3	-	
EBITA	**263.6**	**232.0**	**14**
Operating income (EBIT)			
Operating income (EBIT)	273.1	220.6	24
Exchange rate changes from 2008	-21.2	-	
Operating income (EBIT)	**251.9**	220.6	**14**

MSEK	Apr-Jun 2009	Apr-Jun 2008	%
Sales	1,916.6	1,946.9	-2
Acquisitions/disposals	-35.3	-	
Exchange rate changes from 2008	-187.2	-	
Organic sales	**1,694.1**	**1,946.9**	**-13**
EBITA			
EBITA	149.6	127.9	17
Exchange rate changes from 2008	-11.4	-	
EBITA	**138.2**	**127.9**	**8**
Operating income (EBIT)			
Operating income (EBIT)	141.8	121.4	17
Exchange rate changes from 2008	-10.3	-	
Operating income (EBIT)	131.5	121.4	**8**

THE GROUP'S SEGMENTS, OVERVIEW JANUARY-JUNE

Niscayah's operations are divided into two different segments, Mainland Europe and US/UK/Ireland. Mainland Europe comprises the European market except for the UK and Ireland. The Anglo-Saxon market comprises the US, UK and Ireland. Other, includes Australia, Hong Kong and the Parent Company's costs.

	Mainland Europe		US/UK/Ireland		Other		Eliminations		The Group	
MSEK	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Sales, external	3,070.7	2 904,9	816,0	812.4	31.8	27.1	-	-	3,918.5	3 744,4
Sales, internal	0.2	0,2	-	-	12.0	13.4	-12.2	-13.6	-	-
Sales	**3,070.9**	**2,905.1**	**816.0**	**812.4**	**43.8**	**40.5**	**-12.2**	**-13.6**	**3,918.5**	**3,744.4**
Organic sales growth, %	*-7*	*6*	*-20*	*1*	-	-	-	-	*-10*	*5*
EBITA	324.6	273.4	14.6	29.4	-50.3	-70.7	-	-	288.9	232.0
EBITA margin, %	*10.6*	*9.4*	*1.8*	*3.6*	-	-	-	-	*7.4*	*6.2*
Amortization of acquisition related intangible assets	-8.4	-6.4	-7.4	-5.1	-	-	-	-	-15.8	-11.4
Operating income (EBIT)	**316.2**	**267.0**	**7.2**	**24.3**	**-50.3**	**-70.7**	-	-	**273.1**	**220.6**
Operating margin (EBIT), %	*10.3*	*9.2*	*0.9*	*3.0*	-	-	-	-	*7.0*	*5.9*
Financial income and expenses	-	-	-	-	-17,8	-53.4	-	-	-17.8	-53.4
Income before tax	316.2	267.0	7.2	24.3	**-68.1**	**-124.1**	-	-	255.3	167.2
Operating capital employed	766.4	874.0	176.5	245.3	164.7	166.1	-	-	1,107.6	1,285.4
Operating capital employed as % of sales	*12*	*15*	*10*	*14*	-	-	-	-	*14*	*17*
Goodwill	1,549.7	1,385.8	709.5	1,164.0	64.9	65.6	-	-	2,324.1	2,615.4
Acquisition related intangible assets	107.3	108.5	174.1	139.1	-	-	-	-	281.4	247.7
Capital employed	**2,423.4**	**2,368.3**	**1,060.1**	**1,548.5**	**229.6**	**231.7**	-	-	**3,713.1**	**4,148.5**

CONSOLIDATED INCOME STATEMENTS PER QUARTER 2009

MSEK	Jan-Mar	Apr-Jun	Jul-Sep	Oct-Dec
Sales	**2,001.9**	**1,916.6**		
Cost of goods sold	-1,331.9	-1,254.7		
Gross income	**670.0**	**661.9**		
Gross margin, %	*33.5*	*34.5*		
Selling and administrative expenses	-530.7	-512.3		
Selling and administrative expenses, margin, %	*26.5*	*26.7*		
EBITA	**139.3**	**149.6**		
EBITA margin, %	*7.0*	*7.8*		
Amortization of acquisition related intangible assets	-8.1	-7.8		
Operating income (EBIT)	**131.2**	**141.8**		
EBIT margin, %	*6.6*	*7.4*		
Financial income and expenses	-9.5	-8.3		
Income before tax	**121.7**	**133.5**		
Tax	-37.5	-39.7		
Net income for the period	**84,2**	**93.8**		

CONSOLIDATED INCOME STATEMENTS PER QUARTER 2008 (EXCLUDING RESTRUCTURING PROGRAM)

MSEK	Jan-Mar	Apr-Jun	Jul-Sep	Oct-Dec	Jan-Dec
Sales	**1,797.5**	**1,946.9**	**1,875.9**	**2,388.7**	**8,009.0**
Cost of goods sold	-1,190.0	-1,287.3	-1,229.6	-1,606.7	-5,313.6
Gross income	**607.5**	**659.6**	**646.3**	**782.0**	**2,695.4**
Gross margin, %	*33.8*	*33.9*	*34.5*	*32.7*	*33.7*
Selling and administrative expenses	-503.4	-531.7	-536.1	-560.8	-2,132.0
Selling and administrative expenses, margin, %	*28.0*	*27.3*	*28.6*	*23.5*	*26.6*
EBITA	**104.1**	**127.9**	**110.2**	**221.2**	**563.4**
EBITA margin, %	*5.8*	*6.6*	*5.9*	*9.3*	*7.0*
Amortization of acquisition related intangible assets	-5.0	-6.4	-6.3	-8.5	-26.2
Operating income (EBIT)	**99.2**	**121.4**	**103.9**	**212.7**	**537.2**
EBIT margin, %	*5.5*	*6.2*	*5.5*	*8.9*	*6.7*
Impairment losses of goodwill	-	-	-490.0	-	-
Financial income and expenses	-36.7	-16.7	-32.1	-52.3	-137.8
Income before tax	**62.5**	**104.7**	**-418.2**	**160.4**	**399.4**
Tax	-19.1	-32.5	-21.5	-0.5	-73.6
Net income for the period	**43.5**	**72.1**	**-439.7**	**159.9**	**325.8**

The Parent Company's income statement in summary

MSEK	Jan-Jun 2009	Jan-Jun 2008	Jan-Dec 2008
Net sales	85.6	80.2	187.3
Other operating expenses	-43.8	-53.7	-110.3
Operating profit	**41.8**	**26.5**	**77.0**
Income from financial items, net[1]	27.1	98.9	-449.1
Income after financial items	**68.9**	**125.4**	**-372.1**
Appropriations	29.1	-14.1	-29.3
Income before tax	**98.0**	**111.3**	**-401.4**
Tax	-26.3	-26.1	-46.3
Net income	**71.7**	**85.2**	**-447.7**

[1]Write-down of shares in subsidiaries of MSEK -512 as of December 2008.

The Parent Company's balance sheet in summary

MSEK	June 30, 2009	June 30, 2008	Dec 31, 2008
ASSETS			
Non-current assets	8,783.8	9,132.1	8,723.3
Current assets	702.5	830.2	826.6
TOTAL ASSETS	**9,486.3**	**9,962.3**	**9,549.9**
EQUITY	**6,987.3**	**7,464.0**	**6,950.9**
Untaxed reserves	213.5	131.1	146.2
LIABILITIES			
Non-current liabilities	1,848.4	2,086.4	2,025.9
Current liabilities	437.1	280.8	426.9
TOTAL EQUITY AND LIABILITIES	**9,486.3**	**9,962.3**	**9,549.9**

Definitions

Return on equity: Income after tax divided by average equity
EBIT: Operating income after depreciation, amortization and impairments of goodwill
EBIT margin: EBIT as a percentage share of sales
EBITA: Operating income before amortization of acquisition related intangible assets, but after depreciation and amortization of property, plant and equipment and other intangible assets.
EBITA margin: EBITA as a percentage share of sales.
EBITDA: Operating income before depreciation and amortization.
EBITDA margin: EBITDA as a percentage share of sales.
Selling and administrative expenses, margin: Selling and administrative expenses as a percentage share of sales.
Other definitions are presented in Niscayah's Annual Report 2008, Note 4: www.niscayah.com

NISCAYAH

Else Trägårdh

Niscayah Group AB (publ.)
P.O. Box 122 31, SE-102 26 Stockholm, Sweden
Visiting Address: Lindhagensplan 70

Direct: +46 10 458 80 80 **Switchboard:** +46 10 458 80 00
Mobile: +46 70 560 76 72 **Fax:** +46 8 619 06 36
E-mail: else.tragardh@niscayah.com
www.niscayah.com